Columbia Credit Income Opportunities Fund
290 Congress Street
Boston, MA 02210
November 26, 2024
VIA EDGAR
Mr. Mark Cowan
U.S. Securities and Exchange Commission
Division of Investment Management, Disclosure Review Office
100 F Street, N.E.
Washington, D.C. 20549
RE:
Columbia Credit Income Opportunities Fund (the Registrant)

File No. 811-24028
Dear Mr. Cowan:
The Registrant is filing on Form N-2 an initial registration statement to register a new interval fund in reliance on Rule 415.
The Registrant notes that the N-2 registration statement being filed with the SEC relates to offering two classes of shares. The Registrant intends, after filing the N-2, to file an application requesting exemptive relief for the Registrant to offer multiple classes of shares (Multi-Class Relief). The Registrant will not offer multiple classes of shares unless and until the SEC has granted an order for Multi-Class Relief.
If you have any questions, please contact either me at (212) 850-1703 or MaryEllen McLaughlin at (617) 385-9540.
Sincerely,

Joseph D’Alessandro Assistant Secretary Columbia Credit Income Opportunities Fund